QuickLinks -- Click here to rapidly navigate through this document
Exhibit 4.44

news release

NORANDA DIVIDEND DATES — CORRECTION

TORONTO, ONTARIO, February 11, 2003 — An error was made in the dates for the Noranda dividends mentioned in the Financial Results issued on February 11, 2003. Please note the dates mentioned below.

DIVIDEND

        The following dividends have been declared:

Security	Dividend Amount	Record Date	Payable Date
Common shares	$0.20 per share	February 28, 2003	March 17, 2003
Preferred Series F shares	Floating rate	March 31, 2003	April 14, 2003
Preferred Series F shares	Floating rate	April 30, 2003	May 12, 2003
Preferred Series G shares	$0.38125	April 15, 2003	May 1, 2003

Noranda Inc. is a leading international mining and metals company with more than 48 mining and metallurgical operations and projects under development in 17 countries. Noranda is one of the world's largest producers of zinc and nickel and is a significant producer of copper, primary and fabricated aluminum, lead, silver, gold, sulphuric acid and cobalt. Noranda is also a major recycler of secondary copper, nickel and precious metals. Noranda employs over 16,000 people. It is listed on The Toronto Stock Exchange and The New York Stock Exchange (NRD).

Contact:

Dale Coffin
Manager, External Communications
Tel: 416-982-7161
dale.coffin@toronto.norfalc.com
www.noranda.com

QuickLinks

NORANDA DIVIDEND DATES — CORRECTION